Form S-8 File Nos. 33-27120, 33-56649, 2-84117, 2-50058, 2-55941, 2-69914, 2-51735, 333-85375, 333-108749, and 333-108751 Rule 424(b)

PROSPECTUS

NUCOR CORPORATION

1,437,109 shares

Common Stock

Par Value $0.40 Per Share

The shares offered hereby may be sold from time to time by executive officers or directors of Nucor Corporation (“Nucor”) who may be deemed affiliates of Nucor. See “Selling Stockholders” herein. Such shares will be sold on any stock exchange on which Nucor’s Common Stock is then listed, at prices then prevailing on such exchange, or in other transactions at negotiated prices. Nucor will receive no sales proceeds. Net proceeds to Selling Stockholders will be the proceeds received by them upon such sales less brokerage commissions, if any. The Selling Stockholders have not advised Nucor of any specific plans to sell the shares covered by this prospectus.

Nucor’s Common Stock is listed on the New York Stock Exchange. The closing price on that exchange on February 26, 2010 was $41.40 per share.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY STATE SECURITIES COMMISSION NOR HAS ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No person has been authorized to give any information or to make any representations, other than as contained herein, in connection with the offer contained in this Prospectus, and, if given or made, such information or representations must not be relied upon.

The date of this Prospectus is February 26, 2010

February 26, 2010 Prospectus	Senior Officers and Directors

IDENTITY OF ISSUER

Nucor was incorporated under Delaware law in 1958. Nucor’s executive offices are located at 1915 Rexford Road, Charlotte, North Carolina, 28211, and its telephone number is 704-366-7000.

AVAILABLE INFORMATION

Nucor is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Act”), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information (including the annual report on Form 10-K for last year and the proxy statement for last year’s annual meeting of stockholders) can be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains an Internet site (www.sec.gov) that contains the reports, proxy statements and other information that Nucor files with the Commission. The reports, proxy statements and other information that Nucor files with the Commission are also available without charge through Nucor’s website, www.nucor.com, as soon as reasonably practicable after Nucor files these reports electronically with the Commission. The information on Nucor’s website is not a part of this prospectus or any applicable supplement.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the Commission are incorporated in this Prospectus by reference:

(a)	Form 10-K for the year ended December 31, 2009;

(b)	Form 8-K filed January 11, 2010;

(c)	Form 8-K filed March 1, 2010; and

(d)	The description of Nucor’s Common Stock contained in the registration statement filed under Section 12 of the Act, including any amendment or report filed to update such description.

From time to time, we may furnish information to the Commission under Item 2.02 and/or Item 7.01 of a Current Report on Form 8-K. The information in such a report is not deemed to be “filed” for purposes of the Exchange Act and will not be incorporated into this Registration Statement or any prospectus, registration statement or any of our other filings with the Commission under the Securities Act or the Exchange Act, unless the information is expressly incorporated by reference into a prospectus, registration statement or our other filings with the Commission.

All reports and other documents subsequently filed by Nucor pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Act, prior to filing a post-effective Amendment which indicates that all Common Stock offered hereby has been sold (or which deregisters all Common Stock remaining unsold) shall be deemed to be incorporated by reference herein and to be made a part of this Prospectus from the date of their filing.

Each person to whom this Prospectus is sent or given will, on written or oral request and without charge, be furnished a copy of any document incorporated herein by reference. Requests should be made to A. Rae Eagle, Nucor’s corporate secretary, at Nucor’s address or telephone number appearing above.

February 26, 2010 Prospectus	Senior Officers and Directors

SELLING STOCKHOLDERS

The table below sets forth as of February 26, 2010, certain information about the Selling Stockholders, all of whom are executive officers or directors of Nucor, with an address c/o Nucor, 1915 Rexford Road, Charlotte, North Carolina, 28211. The figures appearing in the column entitled “Shares Beneficially Owned” represent shares of common stock over which the indicated beneficial owner exercises voting and/or investment power, including shares that may be acquired upon the exercise of options granted by Nucor pursuant to its stock option plans. The figures appearing in the column entitled “Shares That May Be Sold From Time To Time” were or are to be acquired (1) upon the exercise of options granted by Nucor pursuant to its stock options plans or (2) pursuant to Nucor’s incentive compensation, stock investment or employee stock ownership plans. The figures appearing in the column entitled “Shares Beneficially Owned After Offering” represent the shares that would be owned by each Selling Stockholder assuming all offered shares are sold.

The Selling Stockholders may from time to time offer all or part of the foregoing shares in the manner set forth on the cover page of this Prospectus. In addition, they may from time to time offer, pursuant to this Prospectus, additional shares to be acquired pursuant to the above Plans. Nucor will pay the expenses of this Prospectus but will receive no sales proceeds.

Names and Positions	Shares Beneficially Owned	Shares That May Be Sold From Time To Time	Shares Beneficially Owned After Offering
Peter C. Browning, Lead Director	22,352	17,982	4,370
Clayton C. Daley, Jr., Director	19,159	17,159	2,000
Daniel R. DiMicco, Chairman, President and Chief Executive Officer	419,292	419,292	0
John J. Ferriola, Chief Operating Officer of Steelmaking Operations	210,214	210,214	0
James D. Frias, Chief Financial Officer, Treasurer and Executive Vice President	31,210	31,210	0
Harvey B. Gantt, Director	13,368	10,112	3,256
Keith B. Grass, Executive Vice President	7,269	7,269	0
Ladd R. Hall, Executive Vice President	140,078	140,078	0
Victoria F. Haynes, Director	11,122	7,454	3,668
James D. Hlavacek, Director	16,082	10,882	5,200
Chistopher J. Kearney, Director	1,000	0	1,000
Hamilton Lott, Jr., Executive Vice President	150,412	150,412	0
D. Michael Parrish, Executive Vice President	90,262	90,262	0
Joseph A. Rutkowski, Executive Vice President	200,108	200,108	0
Robert J. Stratman, Executive Vice President	124,675	124,675	0
John H. Walker, Director	3,600	0	3,600

February 26, 2010 Prospectus	Senior Officers and Directors

PLAN OF DISTRIBUTION

The shares of common stock being offered are owned or may be acquired by the Selling Stockholders pursuant to Nucor’s stock options plans or pursuant to Nucor’s incentive compensation, stock investment or employee stock ownership plans. Selling Stockholders, as used in this prospectus, include donees, pledgees, transferees or other successors in interest who may receive shares from a named Selling Stockholder after the date of this prospectus. The Selling Stockholders may offer their shares of our common stock at various times in one or more of the following transactions:

•	in ordinary broker’s transactions on the New York Stock Exchange or any national securities exchange on which our common stock may be listed at the time of sale;

•	in the over-the-counter market;

•	in private transactions other than in the over-the-counter market;

•	by pledge to secure debts and other obligations;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

•	in a combination of any of the above transactions.

The Selling Stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The Selling Stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the Selling Stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents.

Selling Stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Act. Selling Stockholders must meet the criteria and conform to the requirements of that rule. The Selling Stockholders and the broker-dealers to or through whom sale of the shares may be made could be deemed to be underwriters within the meaning of the Act, and their commissions or discounts and other compensation received in connection with the sale of the shares may be regarded as underwriters’ compensation, if the Commission determines that they purchased the shares in order to resell them to the public.

The Selling Stockholders have not advised us of any specific plans for the distribution of the shares covered by this prospectus. When and if we are notified by any of the Selling Stockholders that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of a material portion of the shares covered by this prospectus, a prospectus supplement will be filed with the Commission. This supplement will include the following information:

•	the name of the participating broker-dealer(s) or underwriters;

•	the number of shares involved;

•	the price or prices at which the shares were sold by the Selling Stockholders;

•	the commissions paid or discounts or concessions allowed by the Selling Stockholders to the broker-dealers or underwriters; and

•	other material information.

February 26, 2010 Prospectus	Senior Officers and Directors

We have advised the Selling Stockholders that the anti-manipulation rules promulgated under the Act, including Regulation M, may apply to sales of the shares offered by the Selling Stockholders. We have agreed to pay all costs relating to the registration of the shares. Any commissions or other fees payable to broker-dealers in connection with any sale of the shares will be paid by the Selling Stockholders or other party selling the shares.